Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2022 and 2021

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$98,174	$124,892
Accounts receivable (note 4)	98,023	101,508
Inventories (note 5)	88,702	83,128
Prepaid expenses	6,964	6,997
Assets held for sale (note 6)	—	22,039
Total current assets	291,863	338,564
Long-term investments	4,405	3,824
Property, plant and equipment (note 7)	60,310	64,420
Operating lease right-of-use assets (note 10)	24,629	28,830
Intangible assets (note 8)	8,262	9,286
Deferred income tax assets	10,726	11,653
Goodwill	2,898	3,121
Other long-term assets	21,305	11,615
Total assets	$424,398	$471,313
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$86,557	$99,238
Current portion of operating lease liabilities (note 10)	3,873	4,190
Short-term debt (note 11)	8,610	13,652
Current portion of long-term debt (note 12)	10,778	10,590
Current portion of long-term royalty payable (note 13)	1,320	5,200
Current portion of warranty liability (note 14)	12,289	13,577
Total current liabilities	123,427	146,447
Long-term operating lease liabilities (note 10)	20,447	24,362
Long-term debt (note 12)	37,162	45,125
Long-term royalty payable (note 13)	3,976	4,747
Warranty liability (note 14)	1,732	5,214
Deferred income tax liabilities	3,184	3,392
Other long-term liabilities	5,324	5,607
Total liabilities	195,252	234,894
Shareholders’ equity:
Share capital (note 15):
Unlimited common and preferred shares, no par value
171,219,038 (2021 - 170,799,325) common shares issued and outstanding	1,243,143	1,242,006
Other equity instruments	8,516	8,412
Additional paid in capital	11,516	11,516
Accumulated deficit	(995,890)	(992,021)
Accumulated other comprehensive loss	(38,139)	(33,494)
Total shareholders' equity	229,146	236,419
Total liabilities and shareholders' equity	$424,398	$471,313
Commitments and contingencies (note 17)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$79,964	$79,008	$156,508	$155,451
Cost of revenue and expenses:
Cost of revenue	69,457	63,265	136,076	126,691
Research and development	5,254	7,500	11,188	14,212
General and administrative	9,013	9,233	18,204	18,523
Sales and marketing	3,914	3,721	7,563	6,652
Foreign exchange (gain) loss	2,566	(2,333)	3,337	(1,602)
Depreciation and amortization	1,085	1,454	2,268	2,964
Gain on sale of assets	—	(146)	—	(146)
	91,289	82,694	178,636	167,294
Loss from operations	(11,325)	(3,686)	(22,128)	(11,843)

Income from investments accounted for by the equity method	458	8,063	751	14,640
Gain on sale of investment	—	—	19,119	—
Interest on long-term debt and accretion on royalty payable	(839)	(1,308)	(1,899)	(3,057)
Bargain purchase gain from acquisition	—	5,856	—	5,856
Interest and other income, net of bank charges	197	183	238	730
Income (loss) before income taxes	(11,509)	9,108	(3,919)	6,326
Income tax expense (recovery)	70	(8,121)	(50)	(7,763)
Net income (loss) for the period	(11,579)	17,229	(3,869)	14,089
Other comprehensive income (loss):
Cumulative translation adjustment	(4,314)	(1,643)	(4,645)	(3,797)
Comprehensive income (loss)	$(15,893)	$15,586	$(8,514)	$10,292

Income (loss) per share:
Net income (loss) per share - basic and diluted	$(0.07)	$0.11	$(0.02)	$0.09
Weighted average common shares outstanding:
Basic	171,198,939	153,149,575	171,177,193	150,154,522
Diluted	171,198,939	156,791,634	171,177,193	153,796,611

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2022 and 2021

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three months ended June 30, 2021
April 1, 2021	147,848,018	$1,130,895	$7,305	$11,516	$(1,008,819)	$(26,695)	$114,202
Issuance of common shares on exercise of share units	23,144	40	(40)	—	—	—	—
Issue of common shares on public offering, net of costs incurred	20,930,000	107,921	—	—	—	—	107,921
Stock-based compensation	—	—	508	—	—	—	508
Net income for the period	—	—	—	—	17,229	—	17,229
Other comprehensive loss	—	—	—	—		(1,643)	(1,643)
June 30, 2021	168,801,162	$1,238,856	$7,773	$11,516	$(991,590)	$(28,338)	$238,217

	Six months ended June 30, 2021
January 1, 2021	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059
Issuance of common shares on exercise of share units	166,361	460	(460)	—	—	—	—
Issuance of common shares on conversion of convertible debt	1,815,117	2,577	—	—	—	—	2,577
Issuance of common shares on at-the-market public offering, net of costs incurred	1,819,712	12,806	—	—	—	—	12,806
Issue of common shares on public offering, net of costs incurred	20,930,000	107,921	—	—	—	—	107,921
Stock-based compensation	—	—	562	—	—	—	562
Net income for the period	—	—	—	—	14,089	—	14,089
Other comprehensive loss	—	—	—	—	—	(3,797)	(3,797)
June 30, 2021	168,801,162	$1,698,396	$(451,767)	$11,516	$(991,590)	$(28,338)	$238,217

	Three months ended June 30, 2022
April 1, 2022	171,180,056	$1,243,077	$7,813	$11,516	$(984,311)	$(33,825)	$244,270
Issuance of common shares on exercise of share units	38,982	66	(66)	—	—	—	—
Stock-based compensation	—	—	769	—	—	—	769
Net loss for the period	—	—	—	—	(11,579)	—	(11,579)
Other comprehensive loss	—	—	—	—	—	(4,314)	(4,314)
June 30, 2022	171,219,038	$1,243,143	$8,516	$11,516	$(995,890)	$(38,139)	$229,146

	Six months ended June 30, 2022
January 1, 2022	170,799,325	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419
Issuance of common shares on exercise of share units	419,713	1,137	(1,137)	—	—	—	—
Stock-based compensation	—	—	1,241	—	—	—	1,241
Net loss for the period	—	—	—	—	(3,869)	—	(3,869)
Other comprehensive loss	—	—	—	—	—	(4,645)	(4,645)
June 30, 2022	171,219,038	$1,243,143	$8,516	$11,516	$(995,890)	$(38,139)	$229,146

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows from (used in) operating activities:
Net income (loss) for the period	$(11,579)	$17,229	$(3,869)	$14,089
Items not involving cash:
Depreciation and amortization	3,051	3,703	6,140	7,176
Stock-based compensation expense	864	539	1,395	623
Unrealized foreign exchange (gain) loss	2,566	(2,333)	3,337	(1,602)
Deferred income tax	(96)	(9,485)	(531)	(9,675)
Income from investments accounted for by the equity method	(458)	(8,063)	(751)	(14,640)
Interest on long-term debt and accretion on royalty payable	839	1,308	1,899	3,057
Change in inventory write-downs to net realizable value	792	124	549	322
Bargain purchase gain from acquisition	—	(5,856)	—	(5,856)
Change in bad debt expense	(32)	(74)	59	(26)
Gain on sale of assets	—	(146)	—	(146)
Gain on sale of investment	—	—	(19,119)	—
Net cash used before working capital changes	(4,053)	(3,054)	(10,891)	(6,678)

Changes in non-cash operating working capital:
Accounts receivable	(3,557)	(11,839)	2,471	(5,042)
Inventories	(3,499)	(5,068)	(11,883)	(11,943)
Prepaid expenses	1,082	2,514	(1,188)	6,356
Accounts payable and accrued liabilities	(3,865)	9,631	(7,434)	6,288
Warranty liability	(2,623)	(907)	(4,479)	(287)
Net changes in non-cash operating working capital	(12,462)	(5,669)	(22,513)	(4,628)
Net cash used in operating activities	(16,515)	(8,723)	(33,404)	(11,306)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(3,185)	(1,200)	(5,983)	(2,862)
Sale of short-term investments, net	—	284	—	600
Purchase of intangible assets	(296)	—	(296)	—
Acquisition, net of acquired cash	—	(5,948)	—	(5,948)
Proceeds on sale of investments and assets	—	—	31,949
Dividends received from joint ventures	—	6,395	—	14,273
Net cash from (used in) investing activities	(3,481)	(469)	25,670	6,063
Cash flows from (used in) financing activities:
Repayments of short and long-term facilities	(13,406)	(16,194)	(36,599)	(39,415)
Drawings on operating lines of credit and long-term facilities	10,086	21,393	25,392	25,998
Payment of royalty payable	(5,200)	(7,451)	(5,200)	(7,451)
Proceeds from share issuance, net	—	107,922	—	120,727
Net cash from (used in) financing activities	(8,520)	105,670	(16,407)	99,859
Effect of foreign exchange on cash and cash equivalents	(874)	4,487	(2,577)	1,833
Increase (decrease) in cash and cash equivalents	(29,390)	100,965	(26,718)	96,449
Cash and cash equivalents, beginning of period (including restricted cash)	127,564	59,746	124,892	64,262
Cash and cash equivalents, end of period (including restricted cash)	$98,174	$160,711	$98,174	$160,711

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Supplementary information:
Interest paid	$722	$2,836	$1,634	$3,648
Taxes paid, net of refunds	541	217	839	674

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.
2. Liquidity and impact of COVID-19:

The Company is closely monitoring and making efforts to mitigate the impact on the business from COVID-19 and the related global supply chain shortages of semiconductors, raw materials and other parts. Like other automotive manufacturers or suppliers, the Company sources components globally and has been impacted along with its customers by global supply chain disruptions. At this time, management does not see a material impact to its business; however, the situation has not yet stabilized and could become material in case of a prolonged supply chain disruption that results in production delays or end-customer demand declines.

The Company believes that it has considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the condensed consolidated interim financial statements ("interim financial statements"); however, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and going concern assessment, and other critical accounting assessments.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at June 30, 2022, the Company has cash and cash equivalents of $98,174 and used cash in operating activities of $16,515 primarily driven by the operating losses of $11,325 and a build up of working capital. The ability to continue as a going concern beyond August 2023 will depend on the Company's ability to generate sufficient positive cash flows from all its operations, specifically through profitable, sustainable growth, and on the Company's ability to finance its long-term strategic objectives and operations.

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2021.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated interim balance sheets, condensed consolidated interim results of operations and comprehensive income and loss, condensed consolidated interim statements of shareholders' equity and condensed consolidated interim cash flows as at June 30, 2022 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results for the Company's full year.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
3. Basis of preparation (continued):

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States Dollar (“U.S. Dollar”). The functional currencies for the Company's subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee, and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Canadian Dollar	1.29	1.27	1.28	1.23	1.27	1.25
Euro	0.96	0.88	0.94	0.83	0.91	0.83
RMB	6.70	6.35	6.61	6.46	6.48	6.47
Polish Zloty	4.48	4.04	4.37	3.74	4.24	3.74
Swedish Krona	10.25	9.05	9.84	8.41	9.58	8.40
Indian Rupee	79.01	74.45	77.19	73.78	76.18	73.35
Argentina Peso	125.08	102.54	117.74	93.91	111.80	109.93

4. Accounts receivable:

	June 30, 2022	December 31, 2021
Customer trade receivables	$83,188	$90,324
Other receivables	15,790	14,504
Income tax receivable	1,023	872
Due from related parties (note 16)	2,433	1,651
Allowance for expected credit losses	(4,411)	(5,843)
	$98,023	$101,508

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
5. Inventories:

	June 30, 2022	December 31, 2021
Purchased parts	$63,478	$62,896
Work-in-process	3,993	3,681
Finished goods	21,231	16,551
	$88,702	$83,128
During the three and six months ended June 30, 2022, the Company recorded write-downs to net realizable value of approximately $427 and 540, respectively (three and six months ended June 30, 2021 - $124 and $322, respectively).

6. Sale of investment:

	June 30, 2022	December 31, 2021
Cummins Westport Inc.	$—	$22,039
On February 7, 2022, the Company sold 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") for proceeds of $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims.

June 30, 2022
Proceeds from sale of investment	$31,445
Holdback receivable[1]	9,713
Carrying value of investment	(22,039)
Gain on sale of investment	$19,119

1Holdback receivable is included in Other long-term assets in the condensed consolidated interim balance sheet.

7. Property, plant and equipment:

		Accumulated	Net book
June 30, 2022	Cost	depreciation	value
Land and buildings	$8,293	$1,971	$6,322
Computer equipment and software	8,669	6,584	2,085
Furniture and fixtures	6,741	5,633	1,108
Machinery and equipment	112,546	64,924	47,622
Leasehold improvements	13,499	10,326	3,173
	$149,748	$89,438	$60,310

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
7. Property, plant and equipment (continued):

		Accumulated	Net book
December 31, 2021	Cost	depreciation	value
Land and buildings	$8,843	$1,883	$6,960
Computer equipment and software	7,965	6,054	1,911
Furniture and fixtures	6,223	5,149	1,074
Machinery and equipment	113,479	62,320	51,159
Leasehold improvements	13,502	10,186	3,316
	$150,012	$85,592	$64,420

8. Intangible assets:

		Accumulated	Net book
June 30, 2022	Cost	amortization	value
Brands, patents and trademarks	$19,455	$11,436	$8,019
Technology	3,869	3,626	243
Customer contracts	$11,006	$11,006	$—
	$34,330	$26,068	$8,262

		Accumulated	Net book
December 31, 2021	Cost	amortization	value
Brands, patents and trademarks	$20,748	$11,823	$8,925
Technology	4,202	3,894	308
Customer contracts	$11,954	$11,901	$53
	$36,904	$27,618	$9,286

9. Accounts payable and accrued liabilities:

	June 30, 2022	December 31, 2021
Trade accounts payable	$60,579	$73,388
Accrued payroll	16,337	16,591
Taxes payable	4,237	4,621
Deferred revenue	5,404	3,503
Other payables	—	1,135
	$86,557	$99,238
10. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2022 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
10. Operating leases right-of-use assets and lease liabilities (continued):
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating lease cost:
Amortization of right-of-use assets	$920	$668	$1,872	$1,641
Interest	181	214	386	424
Total lease cost	$1,101	$882	$2,258	$2,065

The maturities of lease liabilities as at June 30, 2022 are as follows:

The remainder of 2022	$2,258
2023	3,229
2024	2,679
2025	2,295
2026	2,221
Thereafter	15,729
Total undiscounted cash flows	28,411
Less: imputed interest	(4,091)
Present value of operating lease liabilities	24,320
Less: current portion	(3,873)
Long term operating lease	$20,447

11. Short-term debt:

	June 30, 2022	December 31, 2021
Revolving financing facilities	$8,610	$13,652

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. On December 22, 2021, the Company and HSBC amended the interest rates for the revolving financing facility's advances denominated in U.S. Dollars and Euros to the secured overnight financing rate plus 2.66% per annum and Euro short-term rate plus 2.5%, respectively. As at June 30, 2022, the amount outstanding for this loan was $7,275 (December 31, 2021 - $12,965).

The Company has a revolving financing facility with Santander. The maximum draw amount is $1,116 (zł5,000 Polish Zloty). The interest rates for the revolving financing facility's advances denominated in Polish Zloty and Euros are the Warsaw interbank offered rate plus 1.3% per annum and the Euro interbank offered rate plus 1.3%, respectively. As at June 30, 2022, the amount outstanding for this loan was $489 (December 31, 2021 - $687).

The Company has a revolving financing facility with ING. The maximum draw amount is $1,339 (zł6,000 Polish Zloty). The interest rate for the revolving financing facility's advance denominated in Polish Zloty is the Warsaw interbank offered rate plus 1.2% per annum. As at June 30, 2022, the amount outstanding for this loan was $846 (December 31, 2021 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
12. Long-term debt:

	June 30, 2022	December 31, 2021
Term loan facilities, net of debt issuance costs (a)	$46,143	$53,516
Other bank financing (b)	502	544
Capital lease obligations (c)	1,295	1,655
Balance, end of period	47,940	55,715
Current portion	(10,778)	(10,590)
Long-term portion	$37,162	$45,125

(a)    EDC Term Loan - On December 13, 2021, the credit facility and non-revolving term facility with Export Development Canada ("EDC") were refinanced into one $20,000 term loan. The refinanced term loan provides an extension of the maturity of the indebtedness to EDC to September 15, 2026 and reduced the interest rate to U.S. Prime Rate plus 2.01% per annum, both principal and interest repayments are quarterly. The Company incurred costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method.

As at June 30, 2022, the amount outstanding for this loan was $16,631, net of transaction costs, compared to $18,583, net of transaction costs, as at December 31, 2021. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

UniCredit Term Loans - On October 9, 2018, and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge as security was removed after the amendment. As at June 30, 2022, the amount outstanding for this loan was $7,834 compared to $8,470 as at December 31, 2021.

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at June 30, 2022, the amount outstanding for this loan was $3,156 compared to $4,000 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at June 30, 2022, the amount outstanding for this loan was $12,653 compared to $15,335 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at June 30, 2022, the amount outstanding for this loan was $5,869 compared to $7,128 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

(b)    Other bank financing consists of an unsecured bank financing arrangements with interest rate of 0.55% and matures in 2027.

(c)    The Company has capital lease obligations with terms of two to five years at interest rates ranging from 1.3% to 5.7%.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of June 30, 2022, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
12. Long-term debt (continued):

The principal repayment schedule of long-term debt is as follows as at June 30, 2022:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2022	$4,785	$—	$246	$5,031
2023	11,054	—	442	11,496
2024	11,582	125	395	12,102
2025	11,016	125	187	11,328
2026 and thereafter	7,706	252	25	7,983
	$46,143	$502	$1,295	$47,940

13. Long-term royalty payable:

	June 30, 2022	December 31, 2021
Balance, beginning of period	$9,947	$16,042
Accretion expense	549	1,356
Repayment	(5,200)	(7,451)
Balance, end of period	5,296	9,947
Current portion	(1,320)	(5,200)
Long-term portion	$3,976	$4,747

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Pursuant to the sale of CWI, amounts due to Cartesian are solely secured by an interest in the Company's HPDI 2.0 fuel systems intellectual property.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian was paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at June 30, 2022, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

The repayments including interest are as follows, for the twelve months ended June 30:

2023	1,320
2024	1,848
2025	2,270
2026	2,851
$8,289

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
14. Warranty liability:

A continuity of the warranty liability is as follows:

	June 30, 2022	December 31, 2021
Balance, beginning of period	$18,791	$18,936
Warranty claims and expenditures	(5,368)	(5,322)
Warranty accruals	2,277	7,025
Change in estimate	(6)	(337)
Impact of foreign exchange	(1,673)	(1,511)
Balance, end of period	14,021	18,791
Less: current portion	(12,289)	(13,577)
Long-term portion	$1,732	$5,214

15. Share capital, stock options and other stock-based plans:

During the three and six months ended June 30, 2022, the Company issued 38,982 and 419,713 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2021 – 23,144 and 166,361 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2022, the Company recognized $864 and $1,395, respectively (three and six months ended June 30, 2021 - $539 and $623, respectively) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as at June 30, 2022 and June 30, 2021 are as follows:

	Six months ended June 30, 2022		Six months ended June 30, 2021
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,866,433	$2.98	1,452,378	$3.29
Granted	2,533,288	1.83	775,146	5.06
Exercised	(419,713)	3.43	(166,361)	3.49
Forfeited/expired	(31,202)	1.96	(120,224)	1.54
Outstanding, end of period	3,948,806	$2.37	1,940,939	$3.01
Units outstanding and exercisable, end of period	37,214	$1.51	23,397	$6.65

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
15. Share capital, stock options and other stock-based plans (continued):

During the six months ended June 30, 2022, 2,533,288 share units were granted to certain employees and directors (2021 - 775,146). This included 1,311,890 restricted share units (“RSUs”) (2020 - 754,246) and 1,221,398 performance share units (“PSUs”) (2020 - 20,900). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at June 30, 2022, $5,055 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2022 as follows:

June 30, 2022
(CDN $)
Share units:
Outstanding	$5,046
Exercisable	56

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of revenue	$64	$4	$97	$23
Research and development	114	28	181	55
General and administrative	610	486	1,000	500
Sales and marketing	76	21	117	45
	$864	$539	$1,395	$623

16. Related party transactions:
The Company enters into related party transactions with Minda Westport Technologies Limited and recognized $2,433 of accounts receivable as at June 30, 2022 (December 31, 2021 - $1,593). During the three and six months ended June 30, 2022, the Company sold inventory to Minda Westport Technologies Limited for $155 and $2,581, respectively (three and six months ended June 30, 2021 - nil and nil, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
17. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket (“IAM”), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”).

As discussed in note 6 of these interim financial statements, the CWI joint venture ended as at December 31, 2021 and the Company's 50% share in the joint venture was sold on February 7, 2022. The Company recorded the gain on sale of investment during the three months ended March 31, 2022 and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the Corporate equity income in 2021. The comparative segment information below was adjusted.

Financial information by business segment as follows:

	Three months ended June 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$54,244	$(5,620)	$2,149	$458
IAM	25,720	81	803	—
Corporate	—	(5,786)	99	—
Total Consolidated	$79,964	$(11,325)	$3,051	$458

	Three months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$47,404	$(3,416)	$1,964	$117
IAM	31,604	1,107	1,680	—
Corporate	—	(1,377)	59	7,946
Total Consolidated	$79,008	$(3,686)	$3,703	$8,063

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
18. Segment information (continued):

	Six months ended June 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$106,101	$(11,914)	$4,294	$751
IAM	50,407	(367)	1,658	—
Corporate	—	(9,847)	188	—
Total Consolidated	$156,508	$(22,128)	$6,140	$751

	Six months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$90,165	$(9,883)	$4,107	$249
IAM	65,286	2,744	2,954	—
Corporate	—	(4,704)	115	14,391
Total Consolidated	$155,451	$(11,843)	$7,176	$14,640

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Europe	64%	69%	66%	65%
Asia	18%	9%	16%	10%
Americas	11%	12%	10%	12%
Africa	3%	5%	4%	8%
Other	4%	5%	4%	5%

Total assets are allocated as follows:

	June 30, 2022	December 31, 2021
OEM	$209,997	$193,928
IAM	138,345	148,745
Corporate	76,056	128,640
Total consolidated assets	$424,398	$471,313

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
19. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of operating losses and negative cash flows from operations. At June 30, 2022, the Company had $98,174 of cash and cash equivalents.

The following are the contractual maturities of financial obligations as at June 30, 2022:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$86,557	$86,557	$86,557	$—	$—	$—
Short-term debt (note 11)	8,610	8,610	8,610	—	—	—
Term loan facilities (note 12 (a))	46,143	52,051	12,064	26,772	13,215	—
Other bank financing (note 12 (b))	502	505	—	317	125	63
Long-term royalty payable (note 13)	5,296	8,289	1,320	6,969	—	—
Capital lease obligations (note 12 (c))	1,295	1,320	504	802	14	—
Operating lease obligations (note 10)	24,320	28,401	3,873	6,589	2,159	15,780
	$172,723	$185,733	$112,928	$41,449	$15,513	$15,843

(a)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The short-term and long-term investments represent the Company's interests in Minda Westport Technologies Limited, WWI and other investments. Minda Westport Technologies Limited is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 12) do not materially differ from their fair value as at June 30, 2022, as the majority of the term loan facilities, and other bank financing were raised or amended recently.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2022 and 2021
19. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2022, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.